                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           ALAMOSA PCS HOLDINGS, INC.
                      -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                      -----------------------------------
                         (Title of Class of Securities)

                                    011593100
                      -----------------------------------
                                 (CUSIP Number)

                                  C. JEDSON NAU
                               100 CRESCENT COURT,
                                   SUITE 1700
                               DALLAS, TEXAS 75201
                                 (214) 756-6100
                              (214) 756-6212 (FAX)
                      -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2000
                      -----------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. - 011593100                                         Page 2 of 10 Pages
----------------------                                       -------------------


--------------------------------------------------------------------------------
       NAME OF REPORTING PERSON
1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                Rosewood Telecommunications, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                      7       SOLE VOTING POWER
                                                0
  NUMBER OF                           ------------------------------------------
   SHARES                             8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                      9,770,500
    EACH                              ------------------------------------------
  REPORTING                           9       SOLE DISPOSITIVE POWER
   PERSON                                       0
    WITH                              ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                9,770,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,770,500
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                                [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. - 011593100                                         Page 3 of 10 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Rosewood Financial, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                         0
          NUMBER OF              -----------------------------------------------
           SHARES                 8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      9,770,500
            EACH                 -----------------------------------------------
          REPORTING               9    SOLE DISPOSITIVE POWER
            PERSON
             WITH                        0
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                         9,770,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,770,500
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. - 011593100                                         Page 4 of 10 Pages
----------------------                                       -------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         DFL Investing, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                         0
          NUMBER OF              -----------------------------------------------
           SHARES                 8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      9,770,500
            EACH                 -----------------------------------------------
          REPORTING               9    SOLE DISPOSITIVE POWER
            PERSON
             WITH                        0
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                         9,770,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,770,500
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. - 011593100                                         Page 5 of 10 Pages
----------------------                                       -------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         The Rosewood Corporation
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                         0
          NUMBER OF              -----------------------------------------------
           SHARES                 8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      9,770,500
            EACH                 -----------------------------------------------
          REPORTING               9    SOLE DISPOSITIVE POWER
            PERSON
             WITH                        0
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                         9,770,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,770,500
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                       -------------------
CUSIP No. - 011593100                                         Page 6 of 10 Pages
----------------------                                       -------------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Caroline Hunt Trust Estate
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas
--------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER

                                         0
          NUMBER OF              -----------------------------------------------
           SHARES                 8    SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      9,770,500
            EACH                 -----------------------------------------------
          REPORTING               9    SOLE DISPOSITIVE POWER
            PERSON
             WITH                        0
                                 -----------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                         9,770,500
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,770,500
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

                                                             -------------------
                                                              Page 7 of 10 Pages
                                                             -------------------

ITEM 1.           SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa PCS Holdings, Inc., a Delaware corporation (the "Alamosa"). The principal executive offices of Alamosa are located at 4403 Brownfield Highway, Lubbock, Texas 79407.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement is filed by Rosewood Telecommunications, L.L.C. ("Telecom"), Rosewood Financial, Inc. ("Financial"), DFL Investing, Inc ("DFL"), The Rosewood Corporation ("Rosewood"), and Caroline Hunt Trust Estate ("CHTE", and together with Telecom, Financial, DFL and Rosewood, the "Reporting Persons"). CHTE owns 100% of Rosewood, which owns 100% of DFL, which owns 100% of Financial. Financial and CHTE together own approximately 84% of Telecom. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         Telecom is a Delaware limited liability company. The principal business activities of Telecom are investments in telephone and telecommunications activities. Financial is a Delaware corporation. The principal business activities of Financial are investing in securities for its own account. DFL is a Delaware corporation. The principal business activities of DFL are investing in securities for its own account. Rosewood is a Texas corporation. The principal business activity of Rosewood is to act as a holding company. CHTE is a trust organized under the laws of the state of Texas. The principal activities of CHTE are to invest in closely held stock, other securities and ranching. The principal business and office address of each of the Reporting Persons is 100 Crescent Court, Suite 1700, Dallas, Texas 75201.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons are set forth on Attachment A hereto. Such persons disclaim beneficial ownership of the shares of Common Stock held by Telecom.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been
(1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 3, 2000, Telecom acquired 45,500 shares of Common Stock for $15.8525 per share, the initial public offering price less the underwriting discount, by exercising its right to purchase a portion of up to 10% of the common stock offered to the public in Alamosa's initial public offering of Common Stock (the "10% Shares"). Telecom used additional capital contributions to finance the acquisition of the 10% Shares.

                                                             -------------------
                                                              Page 8 of 10 Pages
                                                             -------------------

         On February 7, 2000, Telecom acquired an additional 9,725,000 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Texas corporation ("Alamosa-Texas"), with and into its wholly-owned subsidiary, Alamosa. Telecom's shares of Alamosa-Texas' common stock were exchanged for shares of Common Stock of Alamosa at a ratio of 1:1 (the "Merger Shares").

ITEM 4.           PURPOSE OF THE TRANSACTION

         As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

         The Reporting Persons acquired the 10% Shares and the Merger Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons have no plans or proposals which relate to or would result in any action specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

         Mr. Schuyler B. Marshall, President of each of the Reporting Persons other than CHTE, and Mr. Ray M. Clapp, Vice President of Telecom, currently serve on the board of directors of Alamosa. However, there is no agreement or arrangement among the Reporting Persons and Alamosa or any other person for Messrs. Marshall and Clapp to continue to serve as directors of Alamosa.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         The responses of each Reporting Person to Items 7, 8, 9, 10, 11 and 13 on the cover page of this statement and Attachment A hereto relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons share voting and dispositive power as a result of their parent-subsidiary relationships.

         Except as set forth in Item 3 above and Attachment A hereto, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Telecom, Mr. Marshall and Mr. Clapp have each entered into Lockup Agreements with Salomon Smith Barney Inc. on behalf of the underwriters (herein so called), the form of which is attached hereto as Exhibit 2, dated on or before February 2, 2000. The Lockup Agreements provide that those persons will not, directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock of Alamosa, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission (the "SEC") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as

                                                             -------------------
                                                              Page 9 of 10 Pages
                                                             -------------------

amended, and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a transaction, without prior written consent of Salomon Smith Barney Inc. until July 31, 2000. Notwithstanding the foregoing, Telecom may transfer up to 100,000 shares of Common Stock to Yellow Rock PCS, L.P.

         Except as set forth above, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit l         Joint Filing Agreement, dated as of February 16, 2000, entered into by and between Rosewood Telecommunications, L.L.C., Rosewood Financial, Inc., DFL Investing, Inc., The Rosewood
                  Corporation and Caroline Hunt Trust Estate.

Exhibit 2         Form of Lockup Agreement

                                                             -------------------
                                                             Page 10 of 10 Pages
                                                             -------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2000



                                             ROSEWOOD TELECOMMUNICATIONS,
                                             L.L.C.


                                             By: /s/ C. JEDSON NAU
                                                 -------------------------------
                                                 C. Jedson Nau
                                                 Senior Vice President

                                             ROSEWOOD FINANCIAL, INC.


                                             By: /s/ C. JEDSON NAU
                                                 -------------------------------
                                                 C. Jedson Nau
                                                 Senior Vice President

                                             DFL INVESTING, INC.


                                             By: /s/ C. JEDSON NAU
                                                 -------------------------------
                                                 C. Jedson Nau
                                                 Senior Vice President

                                             THE ROSEWOOD CORPORATION


                                             By: /s/ C. JEDSON NAU
                                                 -------------------------------
                                                 C. Jedson Nau
                                                 Senior Vice President

                                             CAROLINE HUNT TRUST ESTATE


                                             By: /s/ DON W. CRISP
                                                 -------------------------------
                                                 Don W. Crisp
                                                 Trustee

                                  ATTACHMENT A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
    ROSEWOOD TELECOMMUNICATIONS, L.L.C. ("TELECOM"), ROSEWOOD FINANCIAL, INC. ("FINANCIAL"), DFL INVESTING ("DFL"), THE ROSEWOOD CORPORATION ("ROSEWOOD") AND THE TRUSTEE AND ADVISORY BOARD MEMBERS OF CAROLINE HUNT TRUST ESTATE ("CHTE")


                                                                         AMOUNT                    PRICE
                           PRESENT BUSINESS       PRESENT PRINCIPAL        OF           DATE        PER         TYPE OF
NAME AND POSITION              ADDRESS               OCCUPATION        SECURITIES     ACQUIRED     SHARE      TRANSACTION    PLEDGED
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Schuyler B.                100 Crescent            President of          28,000        12/9/99     $17.00      Director        No
Marshall, President        Court, Suite 1700       Telecom,                                                    options
of Telecom,                Dallas, Texas           Financial, DFL        (1)           (1)         (1)         (1)
Financial, DFL and         75201                   and Rosewood
Rosewood, sole
manager of Telecom
and director of
Financial, DFL and
Rosewood
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Ray M. Clapp, Vice         500 Crescent            Managing              43,000        12/9/99     $17.00      Director        No
President and              Court, Suite 300        director of                                                 options
director of Telecom        Dallas, Texas           acquisitions and      (1)           (1)         (1)         (1)
                           75201                   investments for
                                                   The Rosewood
                                                   Corporation
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Don W. Crisp,              100 Crescent            Chairman of the       (1)           (1)         (1)         (1)             No
director of Financial,     Court, Suite 1700       Board of
DFL and Rosewood,          Dallas, Texas           Rosewood
Chairman of the            75201
Board of Rosewood
and Trustee of
CHTE
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Susan L. Fish, senior      100 Crescent            Senior vice           (1)           (1)         (1)         (1)             No
vice president and         Court, Suite 1700       president and
chief financial officer    Dallas, Texas           chief financial
of Financial, DFL          75201                   officer of
and Rosewood and                                   Rosewood
director of Financial
and DFL
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
C. Jedson Nau,             100 Crescent            Senior vice           (1)           (1)         (1)         (1)             No
senior vice president      Court, Suite 1700       president and
and general counsel        Dallas, Texas           general counsel
of Financial, DFL          75201                   of Rosewood
and Rosewood
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Stephen H. Sands,          100 Crescent            Executive             (1)           (1)         (1)         (1)             No
senior vice president      Court, Suite 1700       director of
of DFL and director        Dallas, Texas           Rosewood and
of Rosewood                75201                   certain
                                                   subsidiaries
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------

                                                                         AMOUNT                    PRICE
                           PRESENT BUSINESS       PRESENT PRINCIPAL        OF           DATE        PER         TYPE OF
NAME AND POSITION              ADDRESS               OCCUPATION        SECURITIES     ACQUIRED     SHARE      TRANSACTION    PLEDGED
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Laurie Sands               100 Crescent           Executive director     (1)            (1)        (1)         (1)             No
Harrison, director of      Court, Suite 1700      of Rosewood and
Rosewood                   Dallas, Texas          certain
                           75201                  subsidiaries
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
David K. Sands,            100 Crescent           Executive director     (1)            (1)        (1)         (1)             No
director of Rosewood       Court, Suite 1700      of Rosewood and
                           Dallas, Texas          certain
                           75201                  subsidiaries
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
J. B. Sands, director      100 Crescent           Executive director     (1)            (1)        (1)         (1)             No
of Rosewood                Court, Suite 1700      of Rosewood and
                           Dallas, Texas          certain subsidiaries
                           75201
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Patrick B. Sands,          100 Crescent           Executive director     (1)            (1)        (1)         (1)             No
director of Rosewood       Court, Suite 1700      of Rosewood and
                           Dallas, Texas          certain subsidiaries
                           75201
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
John M. Dziminski,         100 Crescent           President of           2,000          2/3/00     $17.00     Directed        No
senior vice president      Court, Suite 1700      Rosewood Management                                         share
of Rosewood                Dallas, Texas          Corporation                                                 purchase
                           75201                                         (1)            (1)        (1)         (1)
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Tom Hunt, member           5000                   Chairman of the        (1)            (1)        (1)         (1)             No
of the advisory board      Thanksgiving           Board and director
of CHTE                    Tower                  of Hunt Petroleum
                           Dallas, Texas          Corporation and the
                           75201                  management of
                                                  numerous personal
                                                  and family interests
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------
Charles P.                 16475 Dallas           Management of          (1)            (1)        (1)         (1)             No
Summerall, member          Parkway                personal and family
of the advisory board      Dallas, Texas          interests
of CHTE                    75252
-----------------          ----------------       -----------------    ----------     --------     ------     -----------    -------

       1 Each of these persons does not own any shares of Common Stock, other than as indicated or in connection with his or her pro rata interests, if any, in Telecom or CHTE.

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
Exhibit l         Joint Filing Agreement, dated as of February 16, 2000, entered into by and between Rosewood Telecommunications, L.L.C.,
                  Rosewood Financial, Inc., DFL Investing, Inc., The Rosewood
                  Corporation and Caroline Hunt Trust Estate.

Exhibit 2         Form of Lockup Agreement